Gemini Wine & Spirits

Profit and Loss

January 1 - April 28, 2025

	TOTAL
Income	
Food Sales	11,415.25
Private Sales	291.99
Sales	365.77
Shopify Discounts	-5,124.75
Shopify Refunds	-542.40
Shopify Sales	147,506.02
Shopify Shipping	552.50
Wine Club	27,861.48
Total Income	**$182,325.86**
Cost of Goods Sold	
Beer/Liquor	11,439.93
E-Commerce Service	743.90
Shopify Fees	4,118.18
Total E-Commerce Service	**4,862.08**
Food Cost	2,815.05
Wine	35,569.50
Total Cost of Goods Sold	**$54,686.56**
GROSS PROFIT	**$127,639.30**
Expenses	
Bank Charges & Fees	122.50
Car & Truck	1,998.96
CC Processing Fees	1,199.20
Dues & Subscriptions	2,241.93
Insurance	3,586.15
Interest Paid	887.12
Legal & Professional Services	7,200.91
Office Supplies & Software	49.94
Payroll	26,581.95
Payroll Employer Taxes	2,713.44
Payroll Fees	934.47
Total Payroll	**30,229.86**
Rent & Lease	26,125.00
Shipping, Freight & Delivery	518.69
Store Expenses	173.75
Taxes & Licenses	3,134.00
Uncategorized Expense	50.00
Utilities	9,252.10
Total Expenses	**$86,770.11**
NET OPERATING INCOME	**$40,869.19**
NET INCOME	**$40,869.19**

Gemini Wine & Spirits

Balance Sheet

As of April 28, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
401K	0.00
Cash on hand	3,193.96
Chase 3014	2,326.90
Chase Tax 9396	243.81
GEMINI WINE & SPIRITS INC (3014)	0.00
US Bank	-288.00
Total Bank Accounts	**$5,476.67**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Prepaid Expenses	44,950.00
SC Cellars Short Term Loan	14,383.69
Shopify Carried Balances	0.00
Shopify Clearing Account	-182.67
Shopify Pending Balances	-2,912.25
Uncategorized Asset	0.00
Undeposited Funds	211.10
Total Other Current Assets	**$56,449.87**
Total Current Assets	**$61,926.54**
Fixed Assets	
Accumulated Depreciation	-16,274.00
Front Counter	17,650.00
Furniture	4,296.84
Furniture - Crate & Barrel	2,877.91
Ipad 2018	522.44
Ipad 2022	1,005.22
Leasehold Improvements	41,977.31
Leasehold Improvements 2020	64,733.67
Leasehold Improvements 2022	3,122.24
Macbook Air	1,289.24
Shop Furniture	1,279.50
True Brand Refrigerator	2,050.00
Wine Fridge	1,850.00
Total Fixed Assets	**$126,380.37**

	TOTAL
Other Assets	
Accumulated Amortization	-37,896.00
Bar Gemini Loan	52,985.71
Goodwill	97,000.00
Lease	20,000.00
Liquor License	44,779.62
PG&E Utility Deposit	1,080.00
Prepaid Rent	6,275.00
Security Deposit - Rent	4,025.00
SF Water,Power & Sewer	100.00
Start-up Soft Cost	19,524.30
Total Other Assets	**$207,873.63**
TOTAL ASSETS	**$396,180.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	69,979.90
Total Accounts Payable	**$69,979.90**
Credit Cards	
American Express 1	-318.43
Total Credit Cards	**$ -318.43**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-81,808.61
San Francisco CA sales	0.00
Shopify Sales Tax Collected	68,977.12
Total Sales Tax Payable	**-12,831.49**
Shopify Gift Card Liabilities	8,658.50
Total Other Current Liabilities	**$ -4,172.99**
Total Current Liabilities	**$65,488.48**
Long-Term Liabilities	
First Republic SBA EIDL LOAN	332,125.00
Hope Buyout Balance Due	62,157.70
Local Cellar LLC	0.00
Shopify capital	9,897.38
SMBX Note	16,274.37
Total Long-Term Liabilities	**$420,454.45**
Total Liabilities	**$485,942.93**

Gemini Wine & Spirits

Balance Sheet

As of April 28, 2025

	TOTAL
Equity	
Alex Pomerantz	2,500.00
Dominique Henderson	2,500.00
Gemini 401K	0.00
Hope Pomerantz	0.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-5,379.44
Retained Earnings	-130,618.58
Net Income	40,869.19
Total Equity	**$ -89,762.39**
TOTAL LIABILITIES AND EQUITY	**$396,180.54**

Gemini Wine & Spirits

Statement of Cash Flows
January 1 - April 28, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	40,869.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
SC Cellars Short Term Loan	36,888.05
Shopify Carried Balances	0.00
Shopify Clearing Account	260.40
Shopify Pending Balances	-46.83
Accounts Payable (A/P)	-49,014.33
American Express 1	-14,866.86
Sales Tax Payable	-17,612.00
Sales Tax Payable:Shopify Sales Tax Collected	14,172.51
Shopify Gift Card Liabilities	-552.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-30,771.34**
Net cash provided by operating activities	**$10,097.85**
INVESTING ACTIVITIES	
Bar Gemini Loan	2,000.00
Net cash provided by investing activities	**$2,000.00**
FINANCING ACTIVITIES	
First Republic SBA EIDL LOAN	-748.00
Hope Buyout Balance Due	-1,000.00
Shopify capital	-16,616.12
SMBX Note	-3,968.66
Net cash provided by financing activities	**$ -22,332.78**
NET CASH INCREASE FOR PERIOD	**$ -10,234.93**
Cash at beginning of period	15,922.70
CASH AT END OF PERIOD	**$5,687.77**